[PacWest Bancorp Letterhead]

February 6, 2013

VIA EDGAR

Mr. Mark S. Webb

Legal Branch Chief

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:          PacWest Bancorp Amendment No. 2 to Registration Statement on Form S-4
Filed February 6, 2013 and Documents Incorporated by Reference
File No. 333-185356

Dear Mr. Webb:

PacWest Bancorp (the “Company”) hereby requests that the effectiveness under the Securities Act of 1933, as amended, of the above-captioned Registration Statement on Form S-4, as amended, be accelerated to 5:00 p.m. on Friday, February 8, 2013, or as soon thereafter as practicable.

In connection with the foregoing request for acceleration of effectiveness, the Company hereby acknowledges the following:

•                                          should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          the action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Matthew M. Guest of Wachtell, Lipton, Rosen & Katz at (212) 403-1341 with any questions you may have concerning this request.  In addition, please notify Mr. Guest when this request for acceleration has been granted.

PACWEST BANCORP

By:	/s/ Jared M. Wolff
Jared M. Wolff
Executive Vice President and
General Counsel

cc:  Matthew M. Guest, Wachtell, Lipton, Rosen & Katz